As filed with the Securities and Exchange Commission on September 6, 2006
Registration No. 333- 135958
Securities and Exchange Commission
Washington, D.C. 20549 - 2001
_______________

FORM S-3/A

Registration Statement
Under the Securities Act of 1933

U.S. ENERGY CORP.
(Exact name of registrant as specified in its charter)

Wyoming
(State or other jurisdiction of incorporation or organization)

83 0205516
(I.R.S. Employer Identification No.)

877 North 8th West, Riverton, Wyoming 82501; Tel. 307.856.9271
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Daniel P. Svilar, 877 North 8th West
Riverton, WY 82501; Tel. 307.856.9271
(Name, address, including zip code, and telephone number of agent for service)

Copies to:	Stephen E. Rounds, Esq.
The Law Office of Stephen E. Rounds
1544 York Street, Suite 110, Denver, CO 80206
Tel: 303.377.6997; Fax: 303.377.0231
_______________

Approximate date of commencement and end of proposed sale to the public: From time to time after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:[ ] ________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

If this Form is a registration statement pursuant to General Instruction 1.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]

If this Form is a post effective amendment to a registration statement filed pursuant to General Instruction 1.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

			Proposed
		Proposed	Maximum
	Amount of	Maximum	Aggregate
Title of Each Class	Securities	Offering	Dollar Price	Amount
of Securities	to be Registered	Price Per	of Securities to	of
to be Registered	In the Offering	Security	be Registered	Fee

Common Stock	68,531	$4.33	$296,739	$31.75
Shares (1)

Common Stock	10,000,000	$4.33	$43,300,000	$4,633.10
Shares (2)

Common Stock	1,399	$4.33	$6,058	$0.65
Shares (3)

Common Stock	100,000	$7.15	$715,000	$76.51
Shares (4)
Total No. of Securities to be Registered	10,169,930		$44,317,797	$4,742.00

(1)	These issued shares are registered for resale by Cornell Capital Partners, LP (“Cornell”).
(2)	These shares are registered for resale after issuance to Cornell under the registrant’s Standby Equity Distribution Agreement (“SEDA”) with Cornell.
(3)	These issued shares are registered for resale by Newbridge Securities Corporation.
(4)	These shares are registered for resale when issued on exercise of warrants (at $7.15 per share) held by Cornell.

Pursuant to rule 457(c), registration fee calculations are estimated (i) for the warrant shares based upon the $7.15 exercise price; and (ii) for outstanding shares, and for the shares issuable under the SEDA, based on the $4.33 Nasdaq Official Closing Price on July 20, 2006, which is within 5 business days prior to the initial filing of this registration statement, using the fee rate of $107.00 per million dollars of the aggregate offering market price at that date.

Delaying amendment under rule 473(a): The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to section 8(a), may determine.

The information in this prospectus is subject to completion or amendment. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

U.S. Energy Corp.
10,169,930 Shares of Common Stock

This prospectus covers the offer and sale of up to 10,169,930 shares of common stock ($0.01 par value): 69,930 outstanding shares; 100,000 shares issuable on exercise of a warrant at $7.15 per share; and 10,000,000 shares which we may sell to Cornell Capital Partners, LP (“Cornell”) under the May 5, 2006 Standby Equity Distribution Agreement (the “SEDA”).

In this prospectus, "selling shareholders" refers to Cornell and Newbridge Securities Corporation. For information about the selling shareholders, the transactions in which they acquired the outstanding shares and the warrant: see "Selling Shareholders" and “Standby Equity Distribution Agreement.”

U.S. Energy Corp. would receive proceeds of $715,000 if Cornell exercises its current warrant and another $50,000,000 if we make maximum use of the SEDA. We will not receive proceeds from Cornell’s or Newbridge’s sale of issued shares. We will pay all costs (estimated at $18,500) associated with the registration for resale of the shares covered by this prospectus.

Under the SEDA, we have the right to sell shares to Cornell at a price equal to 98% of the lowest volume weighted average price (the “VWAP”) of our common stock during the five trading days immediately following the date we notify Cornell of our intent to sell shares. However, the “market price” cannot be less than the “minimum acceptable price” of 95% of the VWAP on the trading day before we send an advance notice to Cornell. The lowest VWAP for our stock during the five trading days ended August 25, 2006 was $3.89. Cornell will retain a fee of 2% of the proceeds from each sale under the SEDA (plus $500 for each transaction), resulting in a net price to Cornell of 96% from the VWAP during the five trading days.

Cornell is an underwriter with respect to sale of the shares. The 4% discount from the market price is an underwriting discount. See “Plan of Distribution.” Our stock is traded ("USEG") on the Nasdaq Capital Market ($3.86 on August 24, 2006).

An investment in the shares offered by this prospectus is speculative and subject to risk of loss. See "Risk Factors" beginning on page 12 and the table of contents on page 4.

Neither the Securities and Exchange Commission nor any securities regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September ___, 2006

Standby Equity Distribution Agreement	21
Why we signed the SEDA with Cornell	21
Procedures and Pricing.	22

Plan of Distribution	24

Description of Securities	25
Common Stock.	25
Preferred Stock.	26

Warrants and Options Held by Persons Other Than Cornell; and Options Held by Employees and Directors	26
Warrants and Options Held by Persons Other Than Cornell.	26
Options held by Employees and Officers.	26

Disclosure of Commission Position on Indemnification for Securities Act Liabilities	26

Where to Find More Information About Us	27

Incorporation of Certain Information by Reference	27

Legal Matters	28

Experts	29

Summary Information

The following summarizes some of the material information found elsewhere in this prospectus and in the information incorporated into this prospectus. This summary is qualified by the more detailed information in this prospectus and the incorporated information.

The Company

U.S. Energy Corp. is a Wyoming corporation (formed in 1966) in the business of acquiring, exploring, developing and/or selling or leasing mineral and other properties. USE and Crested Corp. ("Crested") originally were independent companies, with two common affiliates (John L. Larsen and Max T. Evans; Mr. Evans died in February 2002). In 1980, USE and Crested formed a joint venture ("USECC") to do business together (unless one or the other elected not to pursue an individual project). From time to time, USE has funded many of Crested's obligations because Crested did not have the funds to pay its share of the obligations. Crested has paid a portion of this debt by issuing common stock to USE. At June 30, 2006, Crested owed $12,329,600 to USE.

Historically, our business strategy has been, and will continue to be, acquiring undeveloped and/or developed mineral properties at low acquisition costs and then operating, selling, leasing or joint venturing the properties, or selling the companies we set up to other companies in the mineral sector at a profit. The Company’s business strategy may include investments outside of natural resources.

Typically, projects initially are acquired, financed and operated by USE and Crested in their joint venture (see below). From time to time, some of the projects are then transferred to separate companies organized for that purpose, with the objective of raising capital from an outside source for further development and/or joint venturing with other companies. Examples include: Sutter Gold Mining Inc. (“SGMI”) for gold and Rocky Mountain Gas, Inc. (“RMG”) for coalbed methane gas, referred to as “CBM”. Additional subsidiaries have been organized: U.S. Uranium Ltd. for uranium and U.S. Moly Corp. for molybdenum. Initial ownership of these subsidiaries would be by USE and Crested, with additional stock (plus options) held by their officers, directors and employees.

From 2002 through mid-2005, USE's primary business focus was in the CBM business conducted through RMG. RMG was sold to Enterra Energy Trust (TSX: ENT.UN and NYSE: ENT) on June 1, 2005. Beginning in 2004 and continuing into 2006, commodity prices for the minerals in our other properties increased significantly. Management believes that the rebound in uranium, gold and molybdenum commodity prices presents valuable opportunities.

Management’s strategy to generate a return on shareholder capital is to demonstrate prospective value in the mineral properties sufficient to support substantial financing by investment groups, financial institutions and/or large industry partners, and then bring in long term development expertise to move the properties into production. In the alternative, we might sell one or more of the properties (or our subsidiaries which hold the properties) outright, as we did with RMG in 2005.

To demonstrate prospective value in the mineral properties and raise the necessary capital for their development, management is considering having feasibility studies conducted on each of the properties. These studies, to be performed by independent engineering firms, will in general determine the economic feasibility, at commodity prices existing at the time of the studies, of various mine plans for the properties, and various processing (milling) facilities to refine the minerals to saleable commodities, given the known mineral grades in the properties. In some instances, significant additional exploratory drilling may have to be done to further delineate grades as well as the extent of the minerals in the ground, if any.

The principal uncertainties in the successful implementation of our strategy are:

•
Whether feasibility studies will show, for any of the properties, that the minerals can be mined and processed profitably. However, it is possible that we may be able to raise capital for (or bring an industry partner into) a property without having a feasibility study prepared. Commodity prices for gold, uranium, and molybdic oxide (which is the saleable commodity resulting from processing molybdenum), will have to be at levels where an industry partner, and investors, believe the properties could be profitably mined,

•
Whether the feasibility studies will show volume and grades of mineralization, and manageable costs of mining and processing, which are sufficient to bring industry partners to the point of investment, and

•
Whether we can negotiate terms with industry partners and investors which will return a substantial profit to USE (both initially, and thereafter for its retained interest in the properties). Alternatively, a property (or the subsidiary holding it) might be sold outright.

To some extent, the economic feasibility of a particular property can be changed with modifications to the mine/processing plans (add or not add a circuit to process a particular mineral, enlarge or reduce the production rates and mine plan, etc.). However, overall, the principal drivers to attainment of the business strategy are the quality (extent and grade) of the minerals in the ground and international commodity prices.

We also may seek other business opportunities in the minerals sector, or outside the minerals sector. No such other opportunities have been identified at prospectus date.

Principal executive offices of USE and Crested are located in the Glen L. Larsen building at 877 North 8th West, Riverton, Wyoming 82501, telephone 307-856-9271. SGMI has an office in Sutter Creek, California. USE’s web site is www.usnrg.com. The information in the web site, or on other web sites linked to it, is not part of this prospectus.

In this prospectus, "we," "Company" or "USE" refer to U.S. Energy Corp. including Crested Corp. ("Crested") and other subsidiaries unless otherwise specifically noted. The Company's fiscal year ends December 31.

The Offering

Common Stock Offered
Up to 10,169,930 shares by the selling shareholders. By Cornell, up to 10,000,000 shares which may be sold by us to Cornell under the SEDA, plus 68,531 shares which were issued to Cornell as a one-time commitment fee under the SEDA, plus 100,000 shares which Cornell may buy on exercise of a warrant. Newbridge Securities Corporation; 1,399 shares issued to Newbridge for placement services in connection with the SEDA.

Price	We will sell shares to Cornell under the SEDA at a purchase price of 96% of the then current market price as defined in the agreement. The selling shareholders will sell their shares at market prices.

Use of Proceeds
We will not receive any proceeds from sale of shares by the selling shareholders, but if we sell shares to Cornell by the SEDA, we would receive up to $50 million in net cash, assuming market prices in excess of $5.00 per share (see the illustration table on page 10), plus $715,000 from exercise of Cornell’s warrant (and additional funds if milestone warrants are issued to Cornell and exercised - see “Standby Equity Distribution Agreement”). Proceeds will be used for mineral property exploration and development work, capital expenses, general and administrative expenses, and possibly for acquiring assets or businesses. No business or asset acquisitions have been identified at prospectus date. See “Use of Proceeds.”

Risk Factors	The securities offered hereby involve a high degree of risk and could result in dilution. See “Risk Factors” and “Dilution”.

Symbol	Nasdaq Capital Market ‘USEG’

Standby Equity Distribution Agreement

Purchase Price
On May 5, 2006, we entered into the Standby Equity Distribution Agreement with Cornell. The Standby Equity Distribution Agreement was first amended on May 15, 2006. This agreement was further amended on June 5, 2006 to conform to Nasdaq MarketPlace Rule 4350(i)(1)(D), which would have limited the number of shares issuable in connection with the Cornell transaction to less than 20%. On June 23, 2006, our shareholders approved waiving that rule in connection with the Cornell and Newbridge transactions. In this prospectus, “SEDA” refers to the Standby Equity Distribution Agreement as amended on May 14, 2006; the amendment of June 5, 2006 is no longer applicable.

Under the SEDA, the Company may issue and sell to Cornell common stock for a total purchase price of up to $50,000,000.

The purchase price is equal to 98% of the lowest volume weighted average price (“VWAP”) of the common stock (subject to a “minimum acceptable price”) during the five trading days following the date we notify Cornell that we will sell shares. This five day period is referred to as the “pricing period.” The VWAP will be determined daily by weighting the price of each sale in the public market of our shares, by the aggregate number of shares sold at that price (i.e., the number of shares sold in each trade during the day will be multiplied by the trade price, and the sum of these amounts will be divided by the aggregate number of shares traded during the day). Cornell also will be paid a fee equal to 2% of each advance, which will be retained by Cornell from each advance. As a result, Cornell will purchase shares at an effective underwriting discount of approximately 4% from our then current market price (the five days’ VWAP).

The SEDA contains a minimum acceptable price floor: Unless, for any advance, we waive (in our sole discretion) the minimum acceptable price, we cannot sell shares at a price less than 95% of the VWAP for our shares on the trading day immediately preceding the date we send notice to Cornell of our intent to sell shares. For any day in the pricing period when the VWAP is less than the minimum acceptable price, (i) that day’s VWAP will be excluded from the pricing mechanism during the pricing period; (ii) we will have automatically reduced the amount of the funds covered by the advance notice by 20%; and (iii) the number shares to be sold to Cornell (stated in the advance notice) will be reduced proportionately.

However, with respect to the minimum acceptable price for any advance, if Cornell sells our stock after receipt of an advance notice, but the VWAP price during the pricing period (following the date of the advance notice) is below the minimum acceptable price, then we still will be obligated to sell to Cornell (and Cornell shall be obligated to buy from us) that number of shares equal to the number sold by Cornell during the pricing period, at a price equal to the greater of the purchase price stated in the advance notice, or the minimum acceptable price.

Stock Sales Procedure
The amount of each advance under the SEDA is subject to a maximum amount of $5 million, and there must be at least five trading days between each advance notice. On the first trading day after the pricing period, we will deliver the shares and Cornell will pay the purchase price to us (less the effective 4% discount).

When we send an advance notice to Cornell, we are irrevocably bound to sell to Cornell, and Cornell is irrevocably bound to buy from us, the number of shares stated in the notice, at the price determined under the SEDA, subject only to adjustments because of the pricing period VWAP falling below the minimum acceptable price.

The SEDA provides that Cornell may sell the shares it will receive from the Company before the date when it actually receives the shares. These sales may cause the price of our stock to decline, which would reduce the amount of the advance we otherwise would receive. Since the purchase price won’t be set until the end of the pricing period, Cornell won’t know the precise number of shares it will purchase, but it will be able to make an informed estimate based on market prices. Cornell has agreed that neither Cornell, nor its affiliates, will engage in any short sales (i.e., sales of stock when the seller does not yet own the shares sold) or other hedging transactions with respect to our stock.

Limitations on Sales
The SEDA provides that we may not sell shares to Cornell if such sale would cause the aggregate number of shares owned by Cornell to exceed 9.9% of the then outstanding number of shares. As of August 24, 2006, we had 19,647,540 shares outstanding, so Cornell could not own in excess of 1,945,106 shares. This ceiling on Cornell’s ownership will limit the amount of shares Cornell can purchase under the SEDA. We will be unable to sell additional shares to Cornell if it is unable to reduce its holdings below the 9.9% threshold.

We cannot predict the actual number of shares that will be sold to Cornell under the SEDA. Because the sales price will depend on market price, there is an inverse relationship between market price and the number of shares which can be sold to Cornell. As market price moves up or down, we would sell fewer, or more, shares to Cornell in order to raise the same amount of capital.

Maximum Net Proceeds
The following illustrates the number of shares we would have to issue to raise the maximum net proceeds by the SEDA using a range of purchase prices, including at $3.73 per share (96% of a recent lowest VWAP of $3.89 for the stock over a period of five trading days). The purchase price in each example is 96% of the lowest VWAP (for the total 4% underwriting discount allowed to Cornell; a $500 per advance structuring fee paid to Cornell’s general partner and investment manager (Yorkville Advisors, LLC, assuming the lowest number of advances (not more than $5 million per advance)); and $18,500 in legal and accounting fees to register this offering with the SEC.

Lowest VWAP	$8.50	$7.00	$3.89
Effective Purchase Price for Cornell (96% of lowest VWAP)	$8.16	$6.72	$3.73

Number of Shares	6,127,451	7,440,476	13,389,032
Net Cash to USE	$49,976,500	$49,976,500	$49,976,500

Costs - Cash and Equity
In connection with the SEDA, USE paid the following:
•  68,531 shares issued to Cornell as a one-time SEDA commitment fee (valued at $490,000 using the market price at issue date).
•  1,399 shares issued to Newbridge Securities Corporation, under a Placement Agent Agreement with Newbridge (a registered broker-dealer),   as a one-time placement agent fee (valued at $10,000 using the market price at issue date).
•  $15,000 structuring fee to Yorkville Advisors, LLC (“Yorkville”, Cornell’s general partner and investment manager) as a one-time structuring   fee, and $5,000 cash paid to Cornell as a due diligence fee. An additional $500 will be paid to Yorkville out of each advance as an added structuring fee. Yorkville has represented to us that the structuring fees are intended to offset administrative costs in each advance under the SEDA.

Costs - Warrants
•  We have paid (and will pay) the following to Cornell in connection with the SEDA, but not as direct cash costs for advances:
•  A three year warrant has been issued to Cornell to purchase 100,000 shares at $7.15 per share, with a forced exercise provision: If the closing  bid price for our stock exceeds $10.725 in a ten consecutive trading day period, the warrant will expire 20 trading days later unless exercised  (but will not expire to the extent not exercised, if the closing bid price should be equal to or lower than $7.15 during the 20 day period). This kind of provision is often referred to as “forced exercise.”
•  Each time we take advances aggregating $5 million under the SEDA, we will issue to Cornell a “milestone warrant” to purchase 100,000 shares at the average VWAP for our stock for the ten trading days immediately preceding the date of the $5 million advance (or the last advance  which brings the aggregate to $5 million). Like the warrant already issued, the milestone warrants will have a forced exercise provision.

Securities Outstanding	19,647,540 shares of common stock at August 24, 2006.

Securities To Be Outstanding
29,747,540 shares of common stock (pro forma as of August 24, 2006), assuming 10,000,000 shares are sold to Cornell under the SEDA; and Cornell’s warrant on 100,000 shares is exercised. Pro forma outstanding shares do not reflect the possible issuance of milestone warrants. See “Standby Equity Distribution Agreement.” The number of shares outstanding does not include options (held by employees, officers and directors) and warrants (held by others), at August 24, 2006, to purchase a total of 5,652,120 shares

Plan of Distribution
The offering is made by the selling shareholders named in this prospectus; to the extent they sell shares. Sales may be made in the open market or in private negotiated transactions, at fixed or negotiated prices. See "Plan of Distribution."

Risk Factors

An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information in this prospectus (including the information incorporated by reference) before investing.

Risk Factors Related to Our Business

Uncertain value of currently-held investment securities, and operating losses. At June 30, 2006, we recorded $9,915,000 for the value of investments (including $8,066,500 in units of Enterra Energy Trust as trading securities, Inc., $890,800 for an investment in Uranium Power Corp. and $957,700 as an investment in a non-affiliated company, for the common stock in Pinnacle Gas Resources, Inc. (“Pinnacle”)). Subsequent to June 30, 2006, we have sold most of the Enterra units. Pinnacle is a private company, but it has filed a resale registration statement with the SEC. When this registration statement is declared effective, USE and Crested, which are listed as selling shareholders, will have the right to sell their Pinnacle shares. The cash we can realize from this investment presently is not determinable.

We have a history of operating losses. At June 30, 2006, the Company had $47,500,100 of accumulated deficit ($40,154,100 at December 31, 2005). For the six months ended June 30, 2006, we recorded a loss of $5,910,800 from continuing operations and a net loss of $7,346,000. For the year ended December 31, 2005, we recorded a loss from continuing operations of $6,066,900, but (due primarily to the sale of RMG in June 2005) recorded net income for the year of $8,841,500.

Working capital at June 30, 2006 was $18,527,100. Historically, working capital needs primarily have been met from receipt of funds from liquidating investments and selling equity. These sources of capital may not be sufficient to develop our mineral properties, none of which have proved reserves.

In late July, 2006, the U.S. District Court in Denver, Colorado awarded a judgment in favor of Phelps-Dodge Corporation, and against USE and Crested, in the amount of $7,538,340 for fees and costs associated with litigation and the prior operation of a water treatment plant at the Mt. Emmons mining property in Colorado. USE and Crested have filed a motion to appeal the decision of the U.S. District Court to the 10th Circuit Court of Appeals. As of September 6, 2006 USE and Crested continue to attempt to settle the dispute through negotiations. In the event those negotiations are not successful, USE and Crested will post a bond or letter of credit and move forward with the appeal.

No recurring business revenues and uncertainties associated with transaction-based revenues. Presently we do not have an operating business with recurring revenues. Receipt of funds from selling interests in mineral properties, or liquidating investments in mineral properties (or the subsidiaries which hold properties) is unpredictable as to timing, structure, and profitability.

For example, we began activities in the coalbed methane sector in 2000 by starting up RMG. RMG used, rather than provided, capital until it was sold to Enterra in June 2005. Approximately one-third of the consideration received on the sale consisted of cash and marketable securities, but the balance in Class D shares of Enterra US Acquisitions Inc. were converted to Enterra Units on June 8, 2006. Our stake in Pinnacle was not sold to Enterra. We may sell all or a substantial portion of our Pinnacle stake over the next 12 months, but the amount we will receive is not determinable.

Working capital on hand at prospectus date is expected to be sufficient to fund general and administrative expenses, and conduct exploration and a limited amount of development work on the mineral properties, through 2006. Additional capital should be provided from sale of the Pinnacle securities in 2007. However, putting mineral properties into production (constructing and operating mines and processing facilities) requires very substantial amounts of capital. We are seeking financing sources or large-company industry partners for our uranium, gold and molybdenum properties, but have not entered into agreements for such financing. The development of some or all of the properties will likely be delayed until we are successful in obtaining financing, either in direct capital or through arrangements with industry partners.

Where feasible, and with particular reference to our uranium and molybdenum properties, we will negotiate transactions with an industry partner and/or institutional investors for an initial cash payment plus a retained interest in the project. A retained interest may not generate recurring revenues for several years, if at all.

On July 10, 2006, we signed an exclusivity agreement with sxr Uranium One (“SXR”) to sell uranium properties and the Shootaring Canyon uranium mill to SXR. Terms of the proposed sale are $90 million: $750,000 cash at signing of Exclusivity Agreement (this payment was made on July 13, 2006); $49,250,000 in SXR stock at closing; $27.5 million in cash as the assets are put into operation and a cash royalty on sales of production from the mill (to a maximum of $12.5 million). For details, please see the Form 8-K filed on July 13, 2006. Closing of this transaction is subject to SXR’s completion of due diligence, signing definitive agreements, and obtaining various approvals. If the transaction is closed, the amount we might receive from selling the SXR stock will not be determinable, and receipt of all but $750,000 of the cash portion will be subject to future events.

A substantial portion of the capital which we may elect to raise through the SEDA may be used on the mineral properties, to supplement current sources of funds. See “Use of Proceeds.”

Uncertainties in the value of the mineral properties. While we believe that our mineral properties are valuable, substantial work and capital will be needed to establish whether they are valuable in fact.

•
The profitable mining and processing of uranium and possibly vanadium at and in the vicinity of Plateau Resource Limited, Inc’s (“Plateau”) properties in Utah, will depend on many factors: Obtaining properties in close proximity of the Shootaring Mill to keep transportation costs economic; delineation through extensive drilling and sampling of sufficient volumes of mineralized material with sufficient grades to make mining and processing economic over time; continued sustained high prices for uranium oxide and vanadium; obtaining the capital required to upgrade the Shootaring Mill, and/or possibly add a vanadium circuit, and obtaining and continued compliance with operating permits.

•
The profitable mining at the Sheep Mountain uranium properties in Wyoming will depend on: Evaluations of existing and future drilling data to delineate sufficient volumes and grades of mineralized material to make mining and processing economic over time; continued sustained high prices for uranium oxide and Uranium Power Corp. (“UPC”) and USE having sufficient capital. In addition, there is no operating mill near the Sheep Mountain properties, although the Sweetwater Mill (which is on standby) is located 30 miles south of Sheep Mountain. The ultimate economics of mining the Sheep Mountain properties will depend on sufficient volumes and grades of mineralized materials, sustained high uranium oxide prices and access to an operating mill.

•
The profitable mining and processing of gold by SGMI will depend on many factors, including: Receipt of permits and keeping in compliance with permit conditions; delineation through extensive drilling and sampling of sufficient volumes of mineralized material with sufficient grades to make mining and processing economic over time; continued sustained high prices for gold, and obtaining the capital required to initiate and sustain mining operations and build and operate a gold processing mill.

•
The Lucky Jack Project (formerly the Mount Emmons molybdenum property) has had extensive work conducted by prior owners. This data will have to be updated to the level of a current feasibility study to determine the viability of starting mining operations. Obtaining mining and other permits to begin mining the molybdenum property may be difficult, and like any mining operation, capital requirements for a molybdenum mining operation will be substantial. There is a history of opposition by local government entities and environmental organizations to the prior owners seeking permits to mine this property. This opposition has been expressed in litigation from time to time. Continued legal challenges may delay putting the Lucky Jack Project into production.

•
We have not yet obtained feasibility studies on any of our mineral properties. These studies would establish the economic viability, or not, of the different properties based on extensive drilling and sampling; the design and costs to build and operate mills; the cost of capital, and other factors. Feasibility studies can take many months to complete. These studies are conducted by professional third party consulting and engineering firms, and will have to be completed, at considerable cost, to determine if the deposits contain proved reserves (amounts of minerals in sufficient grades that can be extracted profitably under current pricing assumptions for development and operating costs and commodity prices). A feasibility study usually (but not always) must be completed in order to raise the substantial capital needed to put a mineral property into production. We have not established any reserves (economic deposits of mineralized materials) on any of our properties, and future studies may indicate that some or all of the properties will not be economic to put into production.

Compliance with environmental regulations may be costly. Our business is intensely regulated by government agencies. Permits are required to explore for minerals, operate mines, build and operate processing plants. The regulations under which permits are issued change from time to time to reflect changes in public policy or scientific understanding of issues. If the economics of a project cannot withstand the cost of complying with changed regulations, we might decide not to move forward with the project.

The Company must comply with numerous environmental regulations on a continuous basis, to comply with the United States: Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), and the Comprehensive Environmental Response Compensation Liability Act ("CERCLA"). For example, water and dust discharged from mines and tailings from prior mining or milling operations must be monitored and contained and reports filed with federal, state and county regulatory authorities. Additional monitoring and reporting is required by the Utah Division of Radiation Control for uranium mills even if not currently operating (like the Shootaring Mill at Ticaboo, Utah). The Abandoned Mine Reclamation Act in Wyoming and similar laws in other states where we have properties impose reclamation obligations on abandoned mining properties, in addition to or in conjunction with federal statutes. Environmental regulatory programs create potential liability for our operations, and may result in requirements to perform environmental investigations or corrective actions under federal and state laws and federal and state Superfund requirements.

Failure to comply with these regulations could result in substantial fines, environmental remediation orders and/or potential shut down of the project until compliance is achieved. Failure to timely obtain required permits to start operations at a project could cause delay and/or the failure of the project resulting in a potential write-off of the investments therein.

Risks Related to Owning Our Common Stock

The price of U.S. Energy’s stock will continue to be volatile due to several factors.  In the 18 months ended June 30, 2006, our stock has traded as low as $3.32 and as high as $7.20. Some of the factors leading to this volatility include:

•	price and volume fluctuations in the stock market generally;
•	relatively small amounts of our stock trading on any given day;
•	fluctuations in our financial operating results; and
•	price swings in the minerals commodities markets.

Cornell will pay less than the market price and this incentive to sell our shares could cause our stock price to decline. Because Cornell will purchase shares of our stock through the SEDA at a discount to market price, Cornell will have an incentive to immediately sell the shares it purchases, to realize a gain on the difference between the purchase price and the then-prevailing market price of our common stock. These sales may result in a decrease in our stock price.

Cornell is deemed to beneficially own the shares corresponding to a particular advance on the date that we deliver an advance notice to Cornell, which is prior to the date the shares are delivered to Cornell. Cornell may sell such shares any time after we deliver an advance notice, and its sales during the pricing period could cause our price to decline. Even with the SEDA’s price floor (the minimum acceptable price of 95% of VWAP on the day before we send an advance notice, before taking in account Cornell’s effective 4% underwriting discount), Cornell’s sales could adversely impact share price by as much as five percent or more.

Cornell may sell beneficially owned shares pursuant to an advance in the corresponding pricing period, which could cause a decline in stock price. With the incentive to sell stock bought at a discount (see the preceding risk factor), and because Cornell has the right to sell stock as soon as it receives an advance notice from us, Cornell may sell the stock which is the subject of the advance during the pricing period for that advance. Such sales could cause our stock price to decline.

The selling shareholders intend to sell their shares of common stock in the market, which may cause our stock price to decline. The selling shareholders intend to sell in the public market up to 10,169,930 shares of common stock being registered in this offering. These sales may cause our stock price to decline.

Selling stock to Cornell under the SEDA could encourage short sales by third parties, which could contribute to a future decline in stock price. The SEDA has the potential to create downward pressure on our stock price: If the amount of shares being placed into the market exceed its ability to take up the shares, or if we have not performed sufficiently to show the market that the equity financing from the SEDA will be used for Company growth, downward price pressure may result. Even if we invest SEDA proceeds to the material benefit of the Company, an imbalance in the supply of shares to the market could encourage short sellers to contribute to a further price decline. In addition, short sales could cause long holders to sell their shares, thus making a price decline more dramatic.

The price you pay in this offering will fluctuate and may be higher, or lower, than the prices paid by others in this offering. The price in this offering will fluctuate based on the prevailing market price. Accordingly, the price the public pays for shares in this offering may be higher or lower than the prices paid by others participating in this offering.

We will not be able to obtain a cash advance under the SEDA if Cornell holds more than 9.9% of our common stock. In the event Cornell holds more than 9.9% of our then-outstanding common stock, we will be unable to obtain a cash advance under the SEDA. In this event, if we are unable to obtain additional external funding or generate cash flows from the sale or joint venturing of our mineral properties, development of mineral properties could be delayed.

New shareholders could experience dilution from the sale of shares under the SEDA. Depending on market price when we sell shares by the SEDA, our shareholders could experience dilution. For example, at an assumed purchase price for new investors of $1.00 per share, the current shareholders could experience an immediate dilution in the net tangible book value of $.02 per share (using the June 30, 2006 net tangible book value per share of $1.03 and assuming sale of 10,000,000 shares by the SEDA plus the exercise of the existing 100,000 warrants all at an effective net price to Cornell of 96% of $1.00). As a result, net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price, the more shares of common stock we will have to issue under the SEDA to raise the same amount of capital, which could result in greater dilution.

The price of U.S. Energy’s shares may be adversely affected by the public sale of a significant number of the shares eligible for future sale. At August 24, 2006, 19,647,540 shares of common stock are issued and outstanding, including 2,176,587 shares held by officers and directors and the Company’s ESOP, which are freely transferable under the SEC’s rule 144. An additional 1,180,745 and 364,198 shares are registered for sale under a Form S-3 resale registration statement (SEC file numbers 333-134800 and 333-124277, respectively), which have been filed for the benefit of prior investors and financers; these shares include outstanding shares as well as shares issuable on exercise of options and warrants. Sales of large amounts of common stock in the market could materially adversely affect the market price, as well as our ability to obtain future equity related financing on acceptable terms, other than through the SEDA.

It is not likely that we will pay dividends on the common stock. We intend to retain future earnings, if any, for the operation and expansion of our business. We do not anticipate paying cash dividends on the common stock in the foreseeable future. Investors must look solely to appreciation in the market price of the shares to obtain a return on their investment.

The shareholder rights agreement and “anti-takeover” provisions in our bylaws may discourage a third party from making a takeover offer which might be beneficial to our shareholders. In 2001, we adopted a shareholder rights plan (also known as a “poison pill”), and amended the plan in November 2005. The plan is designed to discourage a takeover of the Company at an unfair low price. However, it is possible that the board of directors and the takeover acquiror would not agree on a higher price, in which case the takeover might be abandoned, even though the takeover price was at a significant premium to market prices. As a result of the mere existence of the plan, shareholders would not receive the premium price. The effect of this rights plan and of certain provisions of our articles of incorporation and bylaws, and the anti-takeover provisions of the Wyoming Business Corporation Act and the Wyoming Management Stability Act could delay or prevent a third party from acquiring the Company or replacing members of the board of directors, even if the proposed acquisition or director replacements might be viewed as beneficial to shareholders. These factors also could reduce the price that certain investors might be willing to pay for shares and result in the market price being lower than it would be without these provisions.

Terms of subsequent financings may adversely impact your investment. We may have to raise equity, debt or preferred stock financing in the future, other than by the SEDA. Your rights and the value of your investment in the common stock could be reduced. For example, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from sale of common stock, institutional or other investors may negotiate terms at least and possibly more favorable than the terms of this offering. Shares of common stock which we sell could be sold into the market, which could adversely affect market price.

We also might raise equity, debt or preferred stock financing for subsidiary companies like U.S. Uranium Ltd. or U.S. Moly Corp. Terms of such financing might be viewed by the market as detracting from the value of USE’s stock, which could adversely impact the market price for USE’s stock.

Representations About This Offering

We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell nor does it seek an offer to buy the shares in any jurisdiction where this offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus (or any supplement), regardless of when it is delivered or when any shares are sold.

Forward Looking Statements

We make statements in this prospectus which are considered to be "forward looking" statements. All statements (other than statements of historical fact) about financial and business strategy and the performance objectives of management are forward looking statements. These forward looking statements are based on the beliefs of management, using assumptions and available information. These statements involve risks that are both known and unknown, including unexpected economic and market factors, changes in operating and capital expenditures, changes in timing or conditions for getting regulatory approvals to explore mineral properties and put them into production, and other business factors. The use of the words "anticipate," "believe," "estimate," "expect," "may," "will," "should," "continue," "intend" and similar words or phrases, are intended by us to identify forward looking statements (also known as "cautionary statements" because you should be cautious in evaluating such statements in the context of all the information in this prospectus and the information incorporated by reference into this prospectus). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen, may turn out much different, and our assumptions may prove to have been inaccurate or incomplete.

The investment risks discussed under "Risk Factors" specifically address all of the material risk factors that may influence future operating results and financial performance. Those investment risks are not "boiler plate" but are intended to tell you about the uncertainties and risks inherent in our business at the present time which you need to evaluate before making your investment decision.

In addition, you should note that this prospectus incorporates information about the Company which has been, and in the future will be, contained in reports and other documents filed with the SEC. See "Incorporation of Certain Information by Reference." The reports will identify forward looking statements and specify the risks to which those forward looking statements are subject. You should read these filings carefully.

Selling Shareholders

The following table presents information about the selling shareholders, assuming they sell all of the shares issued to them. Following the table is a description of each seller’s relationship to USE, and how each one acquired the shares covered by this prospectus.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares To Be Acquired Under the SEDA	Percentage of Outstanding Shares To Be Acquired Under the SEDA(1)	Shares To Be Sold In the Offering		Percentage of Shares Beneficially Owned After Offering (1)

Cornell Capital Partners, L.P.	168,531	(3)	*	10,000,000	33.6%	10,168,531	(2)	34.2%

Newbridge Securities Corporation	1,399		*	-0-	0.0%	1,399		0.0%

Total	169,930	(3)	*	10,000,000	33.6%	10,169,930		34.2%

                _________________
                * Less than 1%.

(1) Percentage of ownership is based on 19,647,540 shares of common stock outstanding on August 24, 2006. The 10,169,930 shares to be sold include Cornell’s current warrant to purchase 100,000 shares.

(2) Includes the 10,000,000 shares which may be acquired by Cornell under the SEDA; 68,531 shares received as a one-time commitment fee under the SEDA; and 100,000 shares issuable under the warrant held by Cornell. Does not include up to 1,000,000 shares issuable under milestone warrants which may be issued to Cornell in the future as we sell shares under the SEDA. Cornell does not own or have the right to acquire (from any other warrants or options), directly or indirectly, any other equity of USE, and Cornell does not hold any USE debt.

(3) Includes 68,531 shares issued to Cornell as a one-time commitment fee, and a warrant to purchase 100,000 shares. Shares issuable under future milestone warrants which may be issued are not included.

The following describes each selling shareholders’ relationship to USE and how they acquired the shares to be sold in this offering. Except as described below, none of the sellers and none of their affiliates, hold or have held any position with, or had any other material relationship with USE.

Cornell. Cornell is the investor under the SEDA. All investment decisions made by, and control of, Cornell, are held by its general partner, Yorkville Advisors, LLC. Mark Angelo, the managing member of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. Cornell acquired 68,531 shares being registered in this offering (and will, if we sell shares to Cornell, acquire more shares by the SEDA, and acquire more shares if it exercises its warrant), all in a financing transaction with USE, which are explained below under “Standby Equity Distribution Agreement.”

Newbridge. On April 11, 2006, we entered into a Placement Agent Agreement with Newbridge, a registered broker-dealer. That agreement (as well as the SEDA and Cornell’s warrant) was terminated, and a new Placement Agent Agreement was entered into on May 5, 2006. Pursuant to the original Placement Agent Agreement, we paid Newbridge Securities Corporation a one-time placement agent fee of 1,399 shares equal to approximately $10,000 based on a then current stock price of $7.15.  Those shares were deemed fully earned when the original agreement was terminated and the new Placement Agent Agreement was signed. Newbridge is a registered full service securities broker-dealer and investment banking provider.  Newbridge acted as our exclusive placement agent in which capacity they reviewed the terms of the SEDA to ensure that it conforms to industry standards.  Guy Amico, the President of Newbridge, makes the investment decisions on behalf of Newbridge.  Newbridge is independent of and has no existing contractual or other arrangement with Cornell.

Cornell is an “underwriter” with respect to the sale of shares under the SEDA.

The shares already issued to Cornell and Newbridge were (and the shares issuable to Cornell on exercise of the warrant will be when) issued as restricted securities as that term is defined in the SEC’s rule 144. We believe these share transactions were (and for the exercise of the warrant, will be) exempt from registration under section 5 of the Securities Act of 1933 (the “1933 Act”), pursuant to section 4(2) of the 1933 Act. In each instance, the purchaser had (and with respect to the warrant, will have) access to sufficient information regarding the Company to make an informed investment decision, and we had a reasonable basis to believe that Cornell and Newbridge each is an “accredited investor” as defined in the SEC’s Regulation D under the 1933 Act, and otherwise had and continues to possess the requisite sophistication to make an investment in our securities.

Use of Proceeds

This prospectus relates to shares which may be offered and sold from time to time by the selling shareholders. The Company will not receive any proceeds from sale of the shares.

However, we will receive up to $715,000 if Cornell exercises its warrant, and also will receive proceeds from the sale of up to 10,000,000 shares to Cornell under the SEDA. Cornell will pay us a purchase price of approximately 96% of the then current market price for our stock. The 4% discount is an underwriting discount. We also would receive proceeds from exercise of milestone warrants to purchase up to 1,000,000 shares, but we cannot predict whether some or all of such warrants will be issued, or their exercise prices if issued.

We have a $500,000 line of credit with a commercial bank, all currently available, which is secured by some buildings and equipment.

The SEDA allows us to use net proceeds for general corporate purposes and repayment of debt. The SEDA does not allow use of proceeds to pay (or loan in connection with) judgments or other liabilities incurred by a director, officer or employee of the Company, except under very limited circumstances. The warrant does not constrain application of warrant exercise funds.

SEDA proceeds may also be used to acquire operating assets or businesses, however, no such transactions presently are contemplated and the range of funding which might be required is not predictable. If an acquisition would result in more than 20% of the Company’s consolidated assets as of the end of the most recent fiscal year being invested in or advanced for an acquisition, or of the Company’s and subsidiaries’ proportionate share of the total assets of the acquired business or operating assets, or the Company’s and subsidiaries’ equity in continuing operations (measured as of the end of the most recently completed fiscal year), then we will file (i) a Form 8-K if a definitive agreement is signed to make such an acquisition; (ii) a subsequent Form 8-K if the acquisition is consummated, including financial information about acquisition and the transaction; and (iii) a post-effective amendment to the registration statement (which includes this prospectus) to disclose the acquisition, as well as the same financial information which will have been included in the second Form 8-K (including audited financial statements for business or operating assets acquired, and pro forma financial information).

Only for illustration, we set forth the expected use of proceeds for the range of net proceeds from the SEDA. The table assumes expenses of $18,500 in addition to the four percent of the gross proceeds payable to Cornell, and $500 per advance structuring fee (using the maximum per-advance amount of $5 million).

You should note that the use of proceeds is subject to change in our discretion. For example, we may close the proposed uranium assets sale to SXR which will change the amount of capital costs as a result of no longer owning the Shootaring Mill. We might also set up a joint venture with another mining company for the molybdenum property in Colorado. In these events, the general allocation of proceeds to capital investment could change, resulting in more proceeds being allocated to working capital and/or mineral exploration and development, and/or to acquisition of one or more business opportunities (operating businesses, or assets).

Net Proceeds	$49,976,500	$19,976,500	$9,976,500
Mineral Exploration and Development(1)	$5,000,000	$3,000,000	$1,000,000
Capital Investments(2)	$20,000,000	$8,000,000	$5,000,000
Working Capital(3)	$24,976,500	$8,976,500	$3,976,500

(1)	Acquisition, exploration, and development of mineral properties.
(2)	Construction or upgrade of mineral processing mills.
(3)
General and administrative expense, including preparation of feasibility studies for possible mining and processing of minerals. It is possible that some of this allocation would be used to acquire operating businesses or assets.

Dilution

At June 30, 2006, net tangible book value was $19,818,600 ($1.03 per share). Net tangible book value (“NTBV”) per share equals net tangible book value (total tangible assets less total liabilities) divided by the number of outstanding shares.

NTBV will be affected by the issuance of shares pursuant to the SEDA. The amount of dilution will depend on the purchase price and number of shares to be issued. The following example shows the dilution to new investors at a purchase price for Cornell of $0.96 per share and a market price of $1.00, with the Company selling 10,100,000 shares to Cornell. This assumed purchase price is calculated as 96% of an assumed VWAP -based price of $1.00, or an effective price to Cornell of $0.96 (98% of $1.00 less another 2% retained by Cornell). Net proceeds would be $9,672,500 (after deducting $18,500 in offering expenses paid by the Company and $5,000 ($500 for each $5,000,000 under the SEDA) for the structuring fee paid to Cornell), resulting in $29,491,100 of pro forma NTBV, or $1.00 NTBV per share (as of June 30, 2006). This assumed offering would represent a dilution to current shareholders of $0.02 per share, and $0.04 to new investors (who would be buying from Cornell at an assumed price of $1.00 per share, which is assumed to the lowest VWAP before Cornell’s discount).

Assumed purchase price per share for new investors	$1.00

Net tangible book value per share before this offering	$1.03

Decrease attributable to new investors	$0.02

Net tangible book value per share after this offering	$0.99

Dilution per share to new investors	$0.04

Standby Equity Distribution Agreement

Why we signed the SEDA with Cornell. We entered into the SEDA with Cornell after reviewing alternative financing methods. In the past, we have raised capital through PIPE offerings (‘private investment, public equity) - for example, common stock and preferred stock in RMG, was sold at different times, which stock was convertible to common stock of USE. USE filed resale registration statements to cover the investors’ sale of the USE shares when issued in conversion of the RMG common or preferred stock. As another example, in first quarter 2005, we raised capital through the issuance of debentures, convertible into USE common stock. We also filed a resale registration statement to cover the investors’ sale of the USE shares when issued on conversion of the debentures.

The effective cost of capital in the prior financings was significantly higher than the terms of the capital we can access under the SEDA. Net proceeds from the debenture offering in 2005 was $3.72 million after deduction of a seven percent selling commission paid to a broker-dealer and legal expenses; the face amount of the three year debentures was $4.72 million, including three years of pre-paid six percent annual interest; and the debentures were redeemable for cash prior to maturity only at a premium to face amount. All debentures were converted to USE shares at 90% of the closing price when the debentures were issued, and the investors also received three year warrants exercisable at 110% of the closing price. All of these warrants have been exercised. The effective cost of earlier financings usually was in the range of 10% on cash raised, plus warrants.

The Company has discussed financing strategies with other potential investors, including hedge funds and financial institutions, and has determined that the effective 4% net cost to raise capital from Cornell is substantially more favorable than terms that generally would be available from other investors. In addition, the warrant pricing, and the number of shares covered by the Cornell warrant (and the milestone warrants), is advantageous compared to other financing sources.

Of particular importance is the flexibility of the SEDA financing. We intend to access the SEDA when needed, with particular emphasis on development of our mineral properties. Should we succeed in joint venturing with industry partners, our need for substantial added funds from the SEDA to continue property exploration and development, and to make capital investments in processing facilities, likely would be reduced until the time when we would have to carry our own share of project costs.

Procedures and Pricing. On May 5, 2006, we entered into the SEDA with Cornell. Under the SEDA, the Company may issue and sell to Cornell common stock for a total purchase price of up to $50,000,000.

The purchase price is equal to 98% of the lowest volume weighted average price (“VWAP”) of the common stock (subject to a “minimum acceptable price”) during the five trading days following the date we notify Cornell that we will sell shares. These five days are referred to as the “pricing period.” The VWAP will be determined daily by weighting the price of each sale in the public market of our shares, by the aggregate number of shares sold at that price (i.e., the number of shares sold in each trade during the day will be multiplied by the trade price, and the sum of these amounts will be divided by the aggregate number of shares traded during the day). Cornell also will be paid a fee equal to 2% of each advance, which will be retained by Cornell from each advance. As a result, Cornell will purchase shares at an effective underwriting discount of approximately 4% from our then current market price (the five days’ VWAP).

The SEDA contains a minimum acceptable price floor: Unless, for any advance, we waive (in our sole discretion) the minimum acceptable price, we cannot sell shares at a price less than 95% of the VWAP for our shares on the trading day immediately preceding the date we send notice to Cornell of our intent to sell shares. For any day in the pricing period when the VWAP is less than the minimum acceptable price, (i) that day’s VWAP will be excluded from the pricing mechanism during the pricing period; (ii) we will have automatically reduced the amount of the funds covered by the advance notice by 20%; and (iii) the number of shares to be sold to Cornell (stated in the advance notice) will be reduced proportionately.

Once we give notice to Cornell that we intend to sell shares to Cornell, Cornell is irrevocably bound to purchase the shares. Cornell may sell the shares it will receive from us, before the shares are actually received. These sales may cause the price of our stock to decline, which would decrease the amount we would receive from Cornell. The minimum acceptable price provision gives some protection against this situation, but at the same time, price declines below the minimum acceptable price during the pricing period would reduce the funds we would receive. Since the purchase price will not be established until after the fifth trading day after we provide notice to Cornell, Cornell will not know the precise number of shares it will purchase but it will be able to make an informed estimate based upon recent market prices.  Cornell has otherwise agreed that neither it nor its affiliates will engage in any short sales (i.e., sales of stock when the seller does not yet own the shares sold) or other hedging transactions with respect to our stock.

The amount of each advance under the SEDA is subject to a maximum amount of $5 million, and there must be at least five trading days between each advance notice. On the first trading day after the pricing period, we will deliver the shares and Cornell will pay the purchase price to us (less the effective 4% discount).

We cannot predict the actual number of shares that will be sold to Cornell under the SEDA. Because the sales price will depend on market price, there is an inverse relationship between market price and the number of shares which can be sold to Cornell. As market price moves up or down, we would sell fewer, or more, shares to Cornell in order to raise the same amount of capital.

In connection with the SEDA, USE paid the following:

•	68,531 shares issued to Cornell as a one-time SEDA commitment fee (valued at $490,000 using the market price at issue date).

•
1,399 shares issued to Newbridge, under a Placement Agent Agreement with Newbridge (a registered broker-dealer), as a one-time placement agent fee (valued at $10,000 using the market price at issue date).

•
$15,000 structuring fee to Yorkville as a one-time structuring fee, and $5,000 cash paid to Cornell as a due diligence fee. An additional $500 will be paid to Yorkville out of each advance as an added structuring fee. Yorkville has represented to us that the structuring fees are intended to offset administrative costs in each advance under the SEDA.

We are paying the legal and other costs associated with the filing of this prospectus with the SEC. In addition, we have paid (and will pay) the following to Cornell in connection with the SEDA, but not as direct cash costs for advances:

•
A three-year warrant has been issued to Cornell to purchase 100,000 shares at $7.15 per share, with a forced exercise provision: If the closing bid price for our stock exceeds $10.725 in a ten consecutive trading day period, the warrant will expire 20 trading days later unless exercised (but will not expire to the extent not exercised, if the closing bid price should be equal to or lower than $7.15 during the 20 day period). This kind of provision is often referred to as “forced exercise.”

•
Each time we take advances aggregating $5 million under the SEDA, we will issue to Cornell a “milestone warrant” to purchase 100,000 shares at the average VWAP for our stock for the ten trading days immediately preceding the date of the $5 million advance (or the last advance which brings the aggregate to $5 million). Like the warrant already issued, the milestone warrants will have a forced exercise provision.

The SEDA provides that we may not sell shares to Cornell if such sale would cause the aggregate number of shares owned by Cornell to exceed 9.9% of the then outstanding number of shares. As of August 24, 2006, we had 19,647,540 shares outstanding, so Cornell could not own in excess of 1,945,106 shares. This ceiling on Cornell’s ownership will increase as the total number of outstanding shares increases. We will be unable to sell additional shares to Cornell it is unable to reduce its holdings below the 9.9% threshold.

Plan of Distribution

The selling shareholders have advised us that the sale or distribution of our common stock owned by them may be affected by the selling shareholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on the Nasdaq Capital Market or on any other market in which the price of our shares of common stock are quoted; or (ii) in private transactions. Any of such transactions may be affected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholders or by agreement between the selling stockholders and underwriters, brokers, dealers or agents, or purchasers. If the selling shareholders effect such transactions by selling their shares to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of common stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

We have engaged Newbridge as our placement agent. Newbridge has acted as placement agent for many other standby equity distribution agreements put in place by Cornell.  We do not believe these prior engagements adversely affected the services provided by Newbridge.

Cornell is an “underwriter” within the meaning of the Securities Act of 1933 in connection with the sale of stock under the SEDA.

In the event Cornell holds 9.9% of our then-outstanding shares, we will be unable to obtain a cash advance under the SEDA.  A possibility exists that Cornell may own 9.9% of our outstanding shares at a time when we would otherwise plan to make an advance under the SEDA.

We will pay all the expenses incident to the registration, offering and sale of the shares to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents. If any of these other expenses exists, we expect the selling shareholders to pay them. We have agreed to indemnify Cornell and its controlling persons against certain liabilities, including liabilities under the Securities Act. We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders. We will, however, receive proceeds from the sale of shares to Cornell under the SEDA, and additional proceeds if Cornell exercises its warrant.

The selling shareholders and any other person participating in a distribution of the securities covered by this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for certain periods prior to the commencement of or during such distribution. All of the above may affect the marketability of the securities and the availability of any person or entity to engage in market-making activities with respect to the securities.

Cornell was formed in February 2000 as a Delaware limited partnership. Cornell is a domestic hedge fund in the business of investing in and financing public companies. Cornell does not intend to make a market in our stock or to otherwise engage in stabilizing or other transactions intended to help support the stock price. Prospective investors should take these factors into consideration before purchasing our common stock.

Under the securities laws of certain states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. The selling stockholders are advised to ensure that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling stockholders are registered to sell securities in all fifty states. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and we have complied with them.

As stated in Part II of the registration statement of which this prospectus is a part, we must file a post-effective amendment to the Registration Statement once informed of a material change from the information set forth with respect to the above Plan of Distribution.

Description of Securities

Common Stock. We are authorized by our articles of incorporation to issue an unlimited number of shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, $0.01 par value.

Shares of common stock may be issued for such consideration and on such terms as determined by the board of directors, without shareholder approval. Holders are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. There are no restrictions on payment of cash dividends. Cash dividends have not been declared on the common stock, although a 1 for 10 stock dividend was declared in November 1990. It is anticipated that future earnings would be reinvested into operations and not declared as dividends on the common stock. All holders of shares of common stock have equal voting rights, and the shares of common stock sold in this offering will have the same rights. Holders of shares of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors. Cumulation means multiplying the number of shares held, by the number of nominees to the board of directors, then voting the product among the nominees as desired. Directors are elected by a plurality of the votes cast.

Shares of common stock sold in this offering are fully-paid and nonassessable shares of USE.

Pursuant to our articles of incorporation and as permitted by Wyoming law, shares of common stock held by our subsidiaries may be voted by such subsidiaries as determined by the board of directors of each, in elections of directors and other matters brought before shareholders.

In September 2001, the Company adopted a shareholder rights plan ("poison pill") and filed the plan with the Securities and Exchange Commission as an exhibit to Form 8-A. The plan was amended in November 2005. The following three paragraphs briefly state principal features of the plan (as amended), which are qualified by reference to the complete plan, which is incorporated by reference into this prospectus.

Under the plan, the holder of each share of common stock has the right to purchase (when the rights become exercisable) from the Company one-one thousandth (1/1,000th) of one (1) share of Series P preferred stock at a price of $200.00 for each one-one thousandth (1/1,000th) share of such preferred stock. The purpose of the plan is to deter an unfairly low priced hostile takeover of the Company, by encouraging a hostile party to negotiate a fair offer with the board of directors and thus eliminate the poison pill.

The rights trade with the common stock and aren't separable therefrom; no separate certificate for the rights is issued unless and until there is a hostile takeover attempted, after which time separate and tradable rights certificates would be issued.

The rights are not exercisable and never can be unless and until a hostile (not negotiated with the board) takeover of the Company is initiated with the objective of acquiring 15% of the Company's voting stock. If before the takeover is launched the hostile party comes to agreement with the board of directors about price and terms and makes a "qualified offer" to buy the stock of the Company, then the board of directors may redeem (buy back) the rights for $0.01 each. But, if such a "qualified offer" isn't agreed upon, then the rights are exercisable for preferred stock, which in turn would enable the holder to convert the preferred stock into voting common stock of the Company at a price equal to one-half the market price.

Preferred Stock. Shares of preferred stock may be issued by the board of directors with such dividend, liquidation, voting and conversion features as may be determined by the board of directors without shareholder approval. In June 2000, we established a Series A Convertible Preferred Stock, for which 1,000 shares of preferred stock were reserved for sale at $10,000 per share. In 2001, 200 shares were issued; all were converted to shares of common stock in 2002. No shares of preferred stock are outstanding as of the date of this prospectus.

Warrants and Options Held by Persons Other Than Cornell; and Options Held by Employees and Directors.

Warrants and Options Held by Persons Other Than Cornell. As of the date of this prospectus, warrants and options held by persons and entities other than Cornell (but not including employees and officers of the Company) are issued and outstanding to purchase a total of 1,711,756 shares of common stock at exercise prices from $2.00 to $4.30 per share.

Options held by Employees and Officers. The Company has granted options to employees and officers to purchase a total of 3,940,364 shares at exercise prices from $2.00 to $3.90 per share, expiring at various times from 2008 to 2015.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our articles of incorporation and bylaws provide that we shall indemnify directors provided that the indemnification shall not eliminate or limit the liability of a director for breach of the director's duty or loyalty to the corporation or its stockholders, or for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law.

Wyoming law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if these directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agent in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise (for example, in connection with the sale of securities), we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Securities Act, and will be governed by the final adjudication of such issue.

Where to Find More Information About Us

We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 under the 1933 Act with respect to the shares offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain certain information contained in Part II of the registration statement or filed as exhibits to the registration statement. We refer you to the registration statement and exhibits which may be inspected and copied at the Public Reference Section of the Commission, 450 5th Street, NW, Washington, D.C. 20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330. The registration statement and exhibits also are available for viewing at and downloading from the EDGAR location within the Commission's internet website (www.sec.gov).

Incorporation of Certain Information by Reference

Our common stock is registered with the Commission under section 12(g) of the Securities Exchange Act of 1934. Under the 1934 Act, we file with the Commission periodic reports on Forms 10-K, 10-Q and 8-K, and proxy statements, and our officers and directors file reports of stock ownership on Forms 3, 4 and 5. These filings may be viewed and downloaded from the Commission's internet website (http://www.sec.gov) at the EDGAR location, and also may be inspected and copied at the Public Reference Section of the Commission, 450 5th Street, NW, Washington, D.C. 20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1.800.SEC.0330.

All of the information contained in the following documents filed with the Commission is incorporated by reference into this prospectus:

• Form 10-K for the twelve months ended December 31, 2005 (filed April 11, 2006).

• Form 10-Q for the six months ended June 30, 2006 (filed August 14, 2006).

•	Definitive proxy statement for June 23, 2006 annual meeting of shareholders (filed May 9, 2006).

•	Forms 8-K:
• Amendment to registration rights agreement with Cornell Capital Partners, LP (filed September 6, 2006).
• Phelps-Dodge litigation - award for fees and costs against USE (filed July 28,  2006).
•	sxr Uranium One Inc. Exclusivity Agreement (filed July 13, 2006).
•
Annual meeting of shareholders on June 23, 2006 (waiver of Nasdaq 20% ceiling on the Cornell transaction, and amending the articles of incorporation to allow shareholders to remove directors only for cause (filed June 26, 2006).

•	Conclusion of litigation with Coastline Capital Partners (filed June 15, 2006).
•	Amendments to Standby Equity Distribution Agreement with Cornell, and amended and restated warrant for Cornell (filed June 8, 2006).
•	Sutter Gold Mining Inc. Financing (filed May 31, 2006).
•	Decision in Nukem Arbitration (filed May 19, 2006).
•	Agreement with Uranium Power Corp. (filed May 12, 2006).
•	Replacement Agreement with Cornell Capital Partners, LP (filed May 9, 2006).
•	Agreement with Cornell Capital Partners, LP (filed April 14, 2006).
•	Update on Shootaring Canyon Mill license, and activities on uranium properties (filed March 24, 2006).
•	Reacquisition of Mt. Emmons molybdenum property (filed March 2, 2006).
•	Reacquisition of Ticaboo, Utah townsite assets through foreclosure on promissory note (filed February 28, 2006).
•	Amendment of Purchase and Sale Agreement with Uranium Power Corp. (filed January 17, 2006).

• Form 8-A (filed September 20, 2001, and amended November 17, 2005) registering the preferred stock purchase rights (in connection with the shareholder rights plan).

The SEC file number for all of these filings is 000-6814.

All of the information which will be contained in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, and Reports on Form 8-K, and any other filings we make pursuant to sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, all after the date of this prospectus, also are incorporated by reference into this prospectus as of the dates when such documents are filed with the Commission.

We will provide to you copies of any or all of the information in these documents, and any exhibits to them, without charge, upon request addressed to U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501, attention Daniel P. Svilar, Secretary. You also may request these documents by telephone: 1.307.856.9271. Our internet address is www.usnrg.com. Except for reports filed by officers and directors under section 16(a) of the 1934 Act, our 1934 Act filings are not directly available through our internet address (website), but you can access those filings through the link at our internet address (website) or at sec.gov.

Legal Matters

The validity of the issuance of the shares offered has been passed upon by The Law Office of Stephen E. Rounds, Denver, Colorado.

Experts

Our consolidated balance sheet as of December 31, 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for the two years ended December 31, 2005, incorporated by reference in this prospectus and registration statement, have been audited by Epstein Weber & Conover, PLC, Scottsdale, Arizona, as indicated in their report with respect thereto, and are incorporated along with their report, from the Annual Report on Form 10-K for the twelve months ended December 31, 2005, in reliance upon the authority of such firm as experts in accounting and auditing.

Our consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2003, and Schedule II, incorporated by reference in this prospectus and registration statement, have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto and are incorporated by reference, in reliance upon the authority of such firm as experts in accounting and auditing.

10,169,930 Shares Common Stock

U.S. Energy Corp.

___________________
PROSPECTUS
___________________

___________________, 2006

No dealer, salesman or other person is authorized to give any information or make any information or make any representations not contained in the prospectus with respect to the offering made hereby. This prospectus does not constitute an offer to sell any of the securities offered hereby in any jurisdiction where, or to any person to whom it is unlawful to make such an offer. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the information set forth herein or in the business of our Company since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Estimated expenses in connection with the issuance and distribution of the securities being registered:

Securities and Exchange Commission registration fee	$4,742
National Association of Securities Dealers, Inc. examination fee	n/a
Accounting	3,500
Legal fees and expenses	10,258
Printing	n/a
Blue Sky fees and expenses	n/a
Transfer agent	n/a
Escrow agent	n/a
Miscellaneous	n/a

Total	$18,500

The Registrant will pay all of these expenses.

Item 15. Indemnification of Directors and Officers

Our articles of incorporation and bylaws provide that we shall indemnify directors provided that the indemnification shall not eliminate or limit the liability of a director for breach of the director's duty or loyalty to the corporation or its stockholders, or for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law.

Wyoming law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if these directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agent in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Item 16. Exhibits and Financial Statement Schedule.

Exhibit No.	Title of Exhibit

4.1	Form of Amended and Restated Warrant dated June 5, 2006 (Cornell Capital Partners, LP)	[2]
4.2	Form of Milestone Warrant	**
10.1	Termination (dated May 5, 2006) of the initial April 11, 2005 Standby Equity Distribution Agreement and Related Transaction Documents	[1]
10.2	Standby Equity Distribution Agreement with Cornell Capital Partners, LP, dated May 5, 2006	[1]
10.3	Registration Rights Agreement with Cornell, dated May 5, 2006	[1]
10.3(a)	Amendment No. 1 to Registration Rights Agreement with Cornell (dated September 5, 2006	[3]
10.4	Placement Agent Agreement dated May 5, 2006 with Newbridge Securities Corporation	[1]
10.5	First Amendment to Standby Equity Distribution Agreement with Cornell (dated May 31, 2006)	[2]
10.6	Second Amendment to Standby Equity Distribution Agreement with Cornell (dated June 5, 2006)	[2]
23.1	Consent of Independent Registered Public Accounting Firm
	(Epstein, Weber & Conover)	**
23.2	Consent of Independent Registered Public Accounting Firm
	(Grant Thornton LLP)	**
23.3 and 5	Amended Consent and Opinion re Legality	*

* **	Filed herewith. Previously filed.
[1]
Incorporated by reference from the Form 8-K filed May 9, 2006; Exhibits 10.1 - Termination Agreement; 10.2 - Standby Equity Distribution Agreement; 10.3 - Registration Rights Agreement; and 10.5 - Placement Agent Agreement.

[2]
Incorporated by reference from the Form 8-K filed June 8, 2006; Exhibits 10.1 - First Amendment to Standby Equity Distribution Agreement; 10.2 Second Amendment to Standby Equity Distribution Agreement; and 10.3 - Amendment and Restated Warrant.

[3]	Incorporated by reference from the Form 8-K filed September 6, 2006; Exhibit 10.1 - Amendment No. 1 to registration rights agreement.

Item 17. Undertakings.

(a) Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or in the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(I) and (1)(ii) do not apply to this registration statement if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Filing incorporating subsequent Exchange Act documents by reference.

The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Relative to request for acceleration of effective date.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Riverton, State of Wyoming, on September 6, 2006.

U.S. ENERGY CORP. (Registrant)

Date: September 6, 2006	By:	/s/ Keith G. Larsen
Keith G. Larsen, CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: September 6, 2006	By:	/s/ Keith G. Larsen
Keith G. Larsen, Director

Date: September 6, 2006	By:	/s/ Harold F. Herron
Harold F. Herron, Director

Date: September 6, 2006	By:	/s/ Michael H. Feinstein
Michael H. Feinstein, Director

Date: September 6, 2006	By:	/s/ Don C. Anderson
Don C. Anderson, Director

Date: September 6, 2006	By:	/s/ H. Russell Fraser
H. Russell Fraser, Director

Date: September 6, 2006	By:	/s/ Michael Anderson
Michael Anderson, Director

Date: September 6, 2006	By:	/s/ Robert Scott Lorimer
Robert Scott Lorimer,
Principal Financial Officer/
Chief Accounting Officer